SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Execution of contracts for the construction of six drilling rigs

Rio de Janeiro, July 13, 2012 – Petróleo Brasileiro S.A. – Petrobras informs that it was approved the execution of contracts with Sete Brasil for the construction of six drilling rigs to be built in Brazil at the Brasfels Shipyard in Angra dos Reis (RJ), with domestic content ranging from 55 and 65%.

These semi-submersible drilling rigs are part of the lot of 21 rigs negotiated with Sete Brasil, as informed on February 9, 2012 and will be delivered as of 2016. The rigs will carry out well drilling activities in the pre-salt layer of Santos Basin and will be capable of operating at a water depth of 3,000 meters with the capacity to drill wells of up to 10,000 meters.

After the construction, the rigs will be charted to Petrobras for a 15-year period. Three rigs will be operated by Petroserv SA, two by Queiroz Galvão Óleo e Gás SA and the other by Odebrecht Óleo e Gás SA.

Petrobras conducted a previous critical analysis at the shipyard and confirmed its capacity potential to meet contractual commitments for the construction of the six rigs with domestic content and within the required deadlines. In addition, the suitability of the facilities and proof of commitments with the suppliers of inputs and main sets of equipment for the rigs, environmental licensing, HSE (Health, Safety & Environment) management, contractual management, as well as legal and financial aspects were verified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.